EXHIBIT 99.15

Chunghwa Telecom

August 10, 2017

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
July	Net sales	18,623,904	18,669,622	(-)45,718	(-)0.24%

Jan-July	Net sales	128,828,445	131,809,207	(-)2,980,762	(-)2.26%

b Trading purpose : None